UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$100,000,000
Floating Rate Notes due 15 December 2021
Series No. 797-26-2

(to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with

the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020, and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020)

Filed pursuant to Rule 3 of Regulation AD
Dated: 27 April 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 principal amount of Floating Rate Notes due 15 December 2021 (Series No. 797-26-2) (the "Notes") (to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes

due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020 and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 27 April 2020 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 27 April 2020, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Limited (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 99.8578% of the principal amount, plus U.S.$92,000 on account of accrued interest for 44 days from and including 15 March 2020 to but excluding 29 April 2020 (the "Issue Date"). For avoidance of doubt, the aggregate purchase price after the above adjustments shall be U.S.$99,949,800. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 29 April 2020.

The Manager proposes to offer all the Notes to the public at the public offering price of 99.8578% of the principal amount, plus U.S.$92,000 on account of accrued interest for 44 days from and including 15 March 2020 to but excluding the Issue Date.

Item 3. Distribution Spread

See the Pricing Supplement, pages 7 and 11, and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	99.8578%	0.00%	99.8578%
Total	U.S.$99,857,800	U.S.$0.00	U.S.$99,857,800

*Plus U.S.$92,000 on account of accrued interest for 44 days from and including 15 March 2020 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

<u>Item</u>	<u>Amount</u>

Legal Fees.. U.S.$15,000*

    *   Asterisks indicate that expenses itemized above are estimates.

Item 6.   <u>Application of Proceeds</u>
See the Prospectus, page 5.

Item 7.   <u>Exhibits</u>

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

        (ii)   Pricing Supplement dated 27 April 2020.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

        (ii)   Terms Agreement dated 27 April 2020.

(d)   (i)   Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

        (ii)   Prospectus and Pricing Supplement (see (a) above).



PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 797-26-2
U.S.$100,000,000 Floating Rate Notes due 15 December 2021
(to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019,

with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020 and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020)

Issue price: 99.8578 per cent. plus 44 days' accrued interest

Manager
Citigroup

The date of this Pricing Supplement is 27 April 2020.

This pricing supplement (this "Pricing Supplement") is issued to give details of an issue of U.S.$100,000,000 Floating Rate Notes due 15 December 2021 (the "Notes") (to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020 and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020) by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 13 April 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus. The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		797-26-2.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$100,000,000.

The Notes will be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021

5

issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000

6

Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020 and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020.

5.	(i)	Issue Price:	99.8578 per cent. of the Aggregate Nominal Amount plus U.S.$92,000 on account of accrued interest for 44 days from and including 15 March 2020 to but excluding the Issue Date.
	(ii)	Net proceeds:	U.S.$99,949,800 (inclusive of accrued interest of U.S.$92,000).
6.		Specified Denominations (Condition 1(a)):	U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	29 April 2020.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	15 March 2020.
8.		Maturity Date or Redemption Month (Condition 6(a)):	15 December 2021, subject to paragraph 31 below.
9.		Interest Basis (Condition 5):	Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below).
10.		Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.		Change of Interest or Redemption/Payment Basis:	Not applicable.
12.		Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.		Status of the Notes (Condition 3):	Senior.
14.		Listing:	Not applicable.
15.		Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Applicable.
	(i) Specified Period(s)/Interest Payment Dates:	Quarterly, on the 15th of each of March, June, September and December, commencing on 15 June 2020, up to and including the Maturity Date, subject to paragraph 31 below.
	(ii) Business Day Convention (Condition 5(d)):	Modified Following.
	(iii) Relevant Financial Center:	New York.
	(iv) Additional Business Center(s) (Condition 5(d)):	Not applicable.
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination.
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The "Calculation Agent" for the Notes will be Citibank, N.A., London Branch.
	(vii) Benchmark Rate determination (Condition 5(b)):	Not applicable.
	(viii) ISDA Determination (Condition 5(b)(iii)):	Applicable.
	● Floating Rate Option:	USD-LIBOR-BBA.
	● Designated Maturity:	3 month.
	● Reset Date:	The first day of each Interest Period.
	● ISDA Definitions (if different from those set out in the Conditions):	2006 ISDA Definitions.

(ix)	Margin(s):	+0.01 per cent. per annum.
(x)	Minimum Rate of Interest:	Not applicable.
(xi)	Maximum Rate of Interest:	Not applicable.
(xii)	Day Count Fraction (Condition 5(d)):	Actual/360, adjusted.
(xiii)	Rate Multiplier (Condition 5(d):	Not applicable.
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	Not applicable.

18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):   Not applicable.

19. Index-Linked Interest Note Provisions: Not applicable.

20. Dual Currency Note Provisions: Not applicable.

Provisions Relating to Redemption

21. Call Option (Condition 6(e)):   Not applicable.

22. Put Option (Condition 6(f)):   Not applicable.

23. Final Redemption Amount: Aggregate Nominal Amount.

(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24. Early Redemption Amount:

    (i)   Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):   As set out in the Conditions.

    (ii)   Unmatured Coupons to become void (Condition 7(f)):   Not applicable.

Additional General Provisions Applicable to the Notes

25. Form of Notes: Book-Entry Notes available on Issue Date.

26. Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):   Not applicable.

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: Not applicable.

28. Details relating to Installment Notes: Not applicable.

29. Redenomination, renominalization and reconventioning provisions: Not applicable.

30. Consolidation provisions: Not applicable.

31. Other terms or special conditions: If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day, unless that day falls in the next calendar month, in which case such payment shall be made on the first preceding day that is a Business Day.

    "Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial

10

banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.00 per cent.
33.		If non-syndicated, name of Dealer:	Citigroup Global Markets Limited.
34.		Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167CU55
	(ii)	CUSIP:	045167CU5
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.
36.		Common Code:	115565486
37.		Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.		Delivery:	Delivery against payment.
39.		Additional Paying Agent(s) (if any):	Not applicable.
40.		Governing Law:	New York.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:_____

    Name: MARIA A. LOMOTAN

    Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
USA

LEGAL ADVISERS TO THE MANAGER

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 797-26-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$100,000,000

Floating Rate Notes due 15 December 2021

(to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020 and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020)

27 April 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Assistant Treasurer, Funding Division

The undersigned manager (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its U.S.$100,000,000 Floating Rate Notes due 15 December 2021 (the "Notes") (to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020 and with the U.S.$525,000,000 Floating Rate Notes due 15 December 2021 issued on 21 April 2020) described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 9:00 a.m., New York time, on 29 April 2020 (the "Settlement Date") at an aggregate purchase price of U.S.$99,949,800 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (as amended through the date hereof, the "Standard Provisions") relating to the issuance of Notes by ADB. The

Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of an ADB officer's certificate and the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.8578 per cent. of the principal amount of the Notes plus U.S.$92,000 on account of 44 days' accrued interest on the Notes.

2.   Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the account of

The Bank of New York (BK of NYC/Salomon, ABA No. 021000018) at the Federal Reserve Bank of New York, for further credit to Citigroup Global Markets Limited; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Uniform Fiscal Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6. The Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of the Standard Provisions, this Terms Agreement or any other agreements, arrangements, or understanding between the Manager and ADB, ADB acknowledges and accepts that a BRRD Liability arising under the Standard Provisions or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Manager to ADB under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

ii. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Manager or another person (and the issue to or conferral on ADB of such shares, securities or obligations);

iii. the cancellation of the BRRD Liability;

iv. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b) the variation of the terms of the Standard Provisions and this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this paragraph 7, "Bail-in Legislation" means in relation to a member state of the European Economic Area or the United Kingdom, which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time; "Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation; "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms; "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499; "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Power in the applicable Bail-in Legislation may be exercised; and "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Manager.

8.   For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 8632-4478
Facsimile: (632) 8632-4120
Electronic Mailing
  Address: TDFD_Documentation@adb.org

For the Manager:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attention: MTN Desk

Telephone: +44 20 7986 9050
Electronic Mailing
  Address: mtndesk@citi.com

9.   <u>Recognition of the U.S. Special Resolution Regimes</u>.

     a. In the event that the Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of the Standard Provisions and this Terms Agreement, and any interest and obligation in or under the Standard Provisions and this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

     b. In the event that the Manager that is a Covered Entity or a Covered Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Standard Provisions and this Terms Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement were governed by the laws of the United States or a state of the United States.

     "Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

     "Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

     "Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

     "U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

     10   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

     The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been

brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment, in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

11.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By: _____
    Name: ANGELA DINNERLY
    Title: SVP

[signatures continued on following page]

7

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By: _____

    Name: MARIA A. LOMOTAN
    Title: Assistant Treasurer